ALSTON&BIRD LLP

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Washington, DC 20004-1404

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David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 14, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A, filed on July 5, 2012 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is being filed as a supplement to our response letter filed yesterday in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 16, 2012, relating to Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A filed on July 5, 2012 regarding the Aftershock Strategies Fund (the “Fund”), a new series of the Trust.  It has come to our attention that, in addition to investing in commodity ETFs, commodity futures and options on commodity futures, the Fund may, through its wholly-owned subsidiary, invest in physical gold. Accordingly, our response to the Commission’s Comment #24 has been revised as set forth below. A revised post-effective amendment to the Registration Statement reflecting these changes and the changes from our original response letter will be filed subsequent to this correspondence.

Prospectus

Summary Section - Principal Risks

Comment #24

The prospectus currently includes disclosure regarding “Gold-related investments Risk,” but this is not described in the principal investment strategies section. Please revise.

Response #24

While the disclosure under the heading “Principal Investment Strategies” currently states that “[t]he Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals,” the disclosure has been revised to make it clearer that the Fund will gain exposure to gold not only through commodity ETFs, commodity futures and options on commodity futures, but also through investments in physical gold. Please see the revised disclosure below, which will be included under the heading “Principal Investment Strategies”:

The Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals.    The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity ETFs, commodity futures and options on commodity futures, as well as physical gold or other precious metals. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies.  The Subsidiary is subject to the same investment restrictions as the Fund when viewed on an unconsolidated basis. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives.

In addition, the Fund has revised its risk disclosures regarding gold-related investments. Below please find the gold-related investments risk disclosure as included in the prospectus summary:

Gold-related investments Risk. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Any market price movements, regulatory or technological changes, or economic conditions affecting gold-related investments may have a significant impact on the Fund’s performance. Gold and other precious metals prices can be influenced by a variety of economic, financial and political factors, especially inflation: when inflation is low or expected to fall, prices tend to be weak. The Fund may invest directly in precious metals (such as gold bullion). There are certain considerations related to such direct precious metal investments, including custody and transaction costs that may be higher than those involving securities.

Below please find the gold-related investments risk disclosure as included in the prospectus summary:

Gold-related Investments Risk. Any fund that invests in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Any market price movements, regulatory or technological changes, or economic conditions affecting gold-related investments may have a significant impact on the Fund’s performance. Prices of gold or other precious metals and minerals-related stocks may move up and down rapidly, and have historically offered lower long-term performance than the stock market as a whole. Gold and other precious metals prices can be influenced by a variety of economic, financial and political factors, especially inflation.

In addition to investing in derivative contracts relating to gold and precious metals, the Fund may also invest directly in precious metals (such as gold bullion). The risks related to investing in precious metals directly are similar to those of investing in derivative contracts relating to precious metals as described in this Prospectus. There are, however, additional considerations related to such direct precious metal investments, including custody and transaction costs that may be higher than those involving securities. Moreover, holding gold, whether in physical form or book account, results in no income being derived from such holding, unlike securities which may pay dividends or make other current payments.

In order to reflect the fact that the Fund, through its Subsidiary, may hold physical gold and precious metals, the Fund has revised the disclosure included under the heading “Fundamental Investment Limitations” in the Statement of Additional Information. Please find the revised disclosure below:

The Fund may not:

●   ●   ●

6.

Purchase or sell commodities (unless acquired as a result of ownership of securities or other investments) or commodity futures contracts, except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and purchase or sell precious metals directly in compliance with applicable commodities laws. For the avoidance of doubt, the Fund’s Subsidiary may invest in commodities and commodity futures contracts; or

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum